Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196 PO Box 5486 Johannesburg 2000 South Africa
Telephone +27 (0)11 441 3111 Facsimile +27 (0)11 788 5092 www.sasol.com

Directors: TH Nyasulu (Chairman) LPA Davies (Chief Executive) C Beggs BP Connellan HG Dijkgraaf (Dutch)
VN Fakude (Executive) MSV Gantsho A Jain (Indian) GA Lewin (Australian) IN Mkhize MJN Njeke KC Ramon (Executive)
JE Schrempp (German) TA Wixley Company Secretary: NL Joubert
May 28, 2010
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C 20549

Dear Mr. Schwall

Sasol Limited
Form 20-F for the Year Ended June 30, 2009
Filed October 9, 2009
Response letter dated March 31, 2010
File No. 1-31615

We refer to the Staff’s comment letter dated 2 March 2010, relating to the Form 20-F of Sasol
Limited (the “Company”) for the year ended 30 June 2009 and our response letter dated 31
March 2010. Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter. The Staff is referred to the definitions contained in the Form 20-F for the year ended 30 June 2009.

1.   We note your response to comment two of our letter dated March 2, 2010 which specifies that you capitalize expenditures incurred to sustain your operations. Please clarify for us the meaning of the phrase “sustain the operations of the Company” as it relates to paragraph 12 of IAS 16. As part of your response, please provide us with examples of the most material items included in the R5 665 million in expenditures incurred to sustain your operations in fiscal 2009.

Response
The financial statements included in our Form 20-F for the year ended 30 June 2009 provides disclosure of the Company’s accounting policies on page F-17, relating to costs capitalised in respect of replacing or modifying significant components of plant.
Expenditure incurred to sustain the operations of the Company relates primarily to those items of property, plant and equipment which require replacement at regular intervals as contemplated in IAS 16.13 as well as those items that are a condition of continuing to operate an item of property, plant and equipment per IAS 16.14 (major inspection or overhaul costs used over more than one period). All costs related to routine repairs and maintenance are expensed in the income statements per IAS 16.12.

As part of the normal plant operations, the Company incurs capital expenditure, which includes replacing or modifying significant components of plant to maintain the useful lives of the plant operations, improve plant efficiencies, increase plant production yields, etc.
The item of plant which is replaced in each case would be scrapped and written off at the time that it is replaced.

Included in the R5 665 million, R4 906 million relates to expenditure in respect of sustaining operations and the remaining balance relates to expenditure to meet legal and environmental obligations (refer to first response per IAS 16.11 and two examples discussed). The following are examples of the most material projects to sustain existing operations:
Project*
Business Unit
R millions
FT3 plant project
Sasol Synfuels
International
288
Ash lock project Sasol Synfuels 191
Hydrocrackers project Sasol Oil 184
Replacement of information management
systems and software
Other businesses 174
Replacement of existing radio systems Other businesses 121
Replace long term catalyst Sasol Synfuels 112
Synthol tailgas compressor and turbine systems
project
Sasol Synfuels 110
Replacement of air heater systems at boiler 9 Sasol Synfuels 104
Thubelisha shaft to maintain Twistdraai Colliery
operation
Sasol Mining 91
Replacement of tube bundles of interstage
cooler systems
Sasol Synfuels 90
Change plant to reduce benzene in fuel Sasol Synfuels 84
Replacement of trunk and gathering lines at
Sasol Petroleum Temane
Sasol Petroleum
International
84
Diesel Unifier project Sasol Oil 79
Switchgear replacement programmes Sasol Synfuels 64
Replacement of conveyor belts for coal
processing and ash plants
Sasol Synfuels 62
Replacement of cranes Other businesses 61
Replacement of Infrachem laboratory Sasol Infrachem 60
Depot expansion project Sasol Oil 52
Replacement of turbine rotors for generator 4 Sasol Synfuels 51
Secunda Natref pipeline project Sasol Oil 50
Replace long term catalyst Sasol Oil 50
*Projects not listed above are less than R50 million each.

We will expand this disclosure in the Form 20-F to be filed with the United States
Securities and Exchange Commission for the year ended 30 June 2010.

2.   We note your response to comment three of our letter dated March 2, 2010 which specifies that the 25.5 million preferred shares subscribed for and issued to special purpose entities are deemed treasury shares for the purposes of calculating shares outstanding for EPS-basic. With respect to the 16,085,199 preferred shares subscribed through a funding company for the benefit of the Black Public and 9,461,882 preferred ordinary shares subscribed through a funding company/facilitation trust for the benefit of the Selected Participants, please tell us:
•
the method by which the company will repay the existing underlying long-term debt. As part of your response, please identify the intended purchaser (e.g. the Company, third parties, etc.) of the common shares upon conversion, and describe how a short-fall would impact the repayment of the preference debt; and
Response
The structure of the Inzalo transaction is as follows and should be referred to for all responses in comment 2:
(Refer notification of prospectus filed on Form 6-K on 20 June 2008 and circular to shareholders filed on
Form 6-K on 25 April 2008)

The funding companies, Sasol Inzalo Public Funding (Pty) Limited (in respect of the
Black Public Invitation – Funded option) and Sasol Inzalo Groups Funding (Pty) Limited
(in respect of the Selected Participants) (“the funding companies”) issued cumulative redeemable preference shares (A, B and C preference shares) to certain financial institutions, including preference shares subscribed for by the Company (D preference shares). Additional details of the preference share funding is provided on page 138 of the Form 20-F for the year end 30 June 2009. The preference shares are secured by the Sasol preferred ordinary shares held by these funding companies as well as a guarantee from Sasol Limited (refer to note 18 on F-78). It should be noted that these
100%
100%
100%
2,6% (Sasol
preferred
ordinary shares)
1,5% (Sasol
preferred
ordinary shares)
1,5% (Sasol
ordinary
shares)
100%
100%
100%
Sasol employees
Sasol black managers
Beneficiaries
Selected
Participants
Black public
Sasol Inzalo Employee
Trust
Sasol Inzalo Management
Trust
(“Employee Trusts”)
Sasol Inzalo
Foundation
(“Foundation”)
Sasol Inzalo Groups
Funding (Pty)
Limited
(“Groups FundCo”)
Sasol Inzalo
Public Funding
(Pty) Limited
(“Public
FundCo”)
4% (Sasol
ordinary
shares)
Sasol Inzalo Groups
Limited
Sasol Inzalo
Public Limited
100%
0,4% (Sasol BEE
ordinary
shares)
Sasol Limited

preference shares are not convertible into Sasol ordinary shares and as such there is no purchaser.

The debt will be settled in cash by the funding companies using the contractual preference dividends to be declared semi-annually on the Sasol preferred ordinary shares held by the funding companies. The obligation must be settled in cash and the funding companies are not entitled to settle the obligation through the issuing of additional equity instruments. However, after the ten year period if the debt is not settled in full, the Sasol preferred ordinary shares held by the funding companies will automatically be Sasol ordinary shares which will be listed on the JSE Limited. These shares will be sold to the extent required and the proceeds realised on the sale thereof will be utilised by the funding companies to settle their remaining obligations in respect of the preference debt.

In the event of a short-fall during the transaction term (being ten years), the Company may at its sole discretion subscribe for E preference shares in the funding companies in order to enable the funding companies to redeem the preference shares and/or comply with their obligations under the financing agreements. These E preference shares were not issued at the inception of the transaction or to date.
•
the number of shares held by the funding companies and the number of shares held by the Black Public and Selected Participants and whether the identification of the holder impacts your conclusion as to whether such shares represent treasury shares for purposes of your basic earnings per share calculation. In this regard, it appears from your disclosure that certain shares related to the Black Public offering are held by members of the Black Public rather than by entities consolidated by Sasol;
Response
The identification of the holder did impact the conclusion as to whether such shares represent treasury shares for purposes of the basic earnings per share calculation.

If the shares are held through the consolidated funding companies (special purpose entities), they are treated as treasury shares for purposes of the basic earnings per share calculation. If the shares are held directly by the Black Public Invitation – Cash option, they are not treated as treasury shares and are included in the calculation of the weighted average number of shares for the purposes of the basic earnings per share calculation.

Participants in the Black Public Invitation – Funded option, through the funding company, Sasol Inzalo Public Funding (Pty) Limited, subscribed for 16,1 million Sasol preferred ordinary shares. At 30 June 2009, 57 254 Sasol preferred ordinary shares, which were not subscribed for by the Black Public, were issued to the facilitation trust, which is funded by Sasol.

The Selected Participants, through the funding company, Sasol Inzalo Groups Funding
(Pty) Limited, subscribed for 8,4 million Sasol preferred ordinary shares. At 30 June
2009, 1,1 million Sasol preferred ordinary shares, which were not subscribed for by the
Selected Participants, were issued to the facilitation trust, which is funded by Sasol.

The number of shares held by the funding companies and the number of shares held by the facilitation trusts are as follows:
The preferred ordinary shares subscribed for and issued to the consolidated funding companies and facilitation trusts (special purpose entities) are accounted for as treasury shares for the purposes of the basic earnings per share calculation. Treasury shares are not treated as outstanding shares and as such these shares are excluded from the calculation of the weighted average number of shares (refer IAS 33.IE2).

The Black Public Invitation – Cash option allowed members of the black public to invest directly in Sasol through subscribing for a new class of ordinary shares, Sasol BEE ordinary shares. The Sasol BEE ordinary shares have the same rights as existing ordinary shares; however they cannot be traded for the first two years of the transaction term of ten years and, for the rest of the transaction term, can only be traded between black people and black groups. At the end of the transaction term, the Sasol BEE ordinary shares will automatically be Sasol ordinary shares and will then be listed on the
JSE Limited. At 30 June 2009, 16 097 BEE ordinary shares, which were not subscribed for by the Black Public – Cash option, were issued to the facilitation trust, which is funded by Sasol and consolidated as a special purpose entity. The remaining Sasol BEE ordinary shares issued directly to the Black Public are not held through consolidated special purpose entities.

The Sasol BEE ordinary shares form part of the ordinary shares and as such are included in the calculation of the weighted average number of shares for the purposes of the basic earnings per share calculation. The BEE ordinary shares issued to the consolidated facilitation trust (special purpose entity) are accounted for as treasury shares for the purposes of the basic earnings per share calculation. Treasury shares are not treated as outstanding shares and as such these shares are excluded from the calculation of the weighted average number of shares (refer IAS 33.IE2).

•   Finally, please tell us how you considered the impact of these shares for purposes of calculating diluted earnings per share. Refer to authoritative accounting literature as appropriate.
Response
The preferred ordinary shares subscribed for by the Black Public Invitation – Funded option and the Selected Participants were accounted for as treasury shares for the purposes of the basic earnings per share calculation. Treasury shares are not treated as outstanding shares and as such these shares are excluded from the calculation of the weighted average number of shares (refer IAS 33.IE2).
Black public –
Funded option
Selected
Participants
At 30 June 2009
Number of shares
Number of shares
Shares and share rights issued 16 027 945 8 387 977
Shares and share right unissued at year end 57 254 1 073 905
Total subscribed for by funding company
16 085 199
9 461 882

The preferred ordinary shares subscribed for by the Black Public Invitation – Funded option and the Selected Participants were considered for the diluted earnings per share calculation. The Sasol preferred ordinary shares will become Sasol ordinary shares after
10 years and will remain treasury shares within the current structure and were therefore not considered to be dilutive on the earnings per share calculation.

Furthermore, consideration was given to the number of Sasol ordinary shares that would be required to be issued to settle the A and B preference debt held by the funding companies (refer note 43 on F-118 and F-119). It was noted that these preference debt funding arrangements would have a potential dilutive impact on the earnings per share calculation (refer IAS 33.58).

Participants in the Black Public – Cash option subscribed for Sasol BEE ordinary shares directly in the Company. The Sasol BEE ordinary shares form part of the calculation of the weighted average number of shares for the purposes of the basic earnings per share calculation. No adjustment is made for the diluted weighted average number of shares calculation in respect of these shares as they form part of the underlying basic earnings per share calculation (refer IAS 33.36). The shares that have not been subscribed for at
30 June 2009 (16 097 Sasol BEE ordinary shares) are accounted for as treasury shares.
Treasury shares are not treated as outstanding shares and as such these shares are excluded from the calculation of the weighted average number of shares (refer IAS
33.IE2). These shares are therefore excluded from the diluted weighted average number of shares calculation as their impact on the diluted earnings per share calculation is not considered to be significant.
3.   We note your response to comment three of our letter dated March 2, 2010 which indicates that fair value of the share based payment expense in respect of the Black Public
Invitation – funded option included an exercise price assumption of R366 per share. We further note your disclosure that the Black Public contributed equity between 5% to 10% of the underlying Sasol preferred ordinary shares allocation. Please clarify how much of the
R366 price per share you received or expect to receive from the Black Public Invitation –
funded and whether this amount equates to the 5% to 10% figure noted above. Similar concerns apply to the Selected Participants preferred share issuance.
Response
The following table provides an analysis of the equity contributions received in cash from participants in the Black Public – Funded option and the Selected Participants for the
Sasol preferred ordinary shares subscribed for by the funding companies compared to the
Sasol preferred ordinary shares subscribed for by the funding companies at an issue price of R366 per share.
Black public –
Funded option
R
Selected
Participants
R
At 30 June 2009
Shares subscribed for at R366 per share 5 887 182 834 3 463 048 812
Equity contributions from participants 370 927 750 204 150 000
Contributed equity %
6%
6%

4.   We note your disclosures that the 34.7 million ordinary shares and the 25.5 million preferred shares subscribed for and issued to special purposes entities have certain dividend rights. Please tell us how you considered whether such securities are participating equity instruments which require calculation of EPS using the two-class method. Refer to paragraph A13 – A14 of IAS 33

Response
The ordinary shares (34,7 million weighted average number of shares), preferred ordinary shares (25,5 million actual number of shares and 22,5 million weighted average number of shares) and Sasol BEE ordinary shares (16 097 weighted average number of shares)
subscribed for and issued to consolidated special purpose entities in terms of the Sasol
Inzalo share transaction are included in treasury shares. Treasury shares are not treated as outstanding shares and as such these shares are excluded from the calculation of weighted average number of shares (refer IAS 33.IE2). Therefore, all shares included in the basic EPS calculation have the same dividend rights.

After the transaction term of ten years there is only one class of ordinary share as the preferred ordinary shares would have become ordinary shares. For purposes of dilutive
EPS, all the dividend rights are therefore the same after the end of the transaction term of ten years (refer to F-122). IAS33.A14 is thus not applicable.

In addition, please clarify when the Trusts and participants are eligible to receive dividends associated with these shares and specify the impact to the Trusts and participants if the participants terminate their employment with the company prior to full vesting or if such shares are repurchased by the company. In doing so, please specify if the Trusts receive dividends for all shares held by the Trusts or only shares in which participants have vested. Finally, tell us how you account for dividends paid to the Trusts.
Response

Participants in the Employee Trusts have been granted vested rights to Sasol ordinary shares. These rights, which entitled the employees from the inception of the scheme to receive ordinary shares at the end of the ten years vest according to the unconditional entitlement as follows:

•    After three years: 30%
•    Thereafter: 10% per year until maturity

The participants in the Employee Trusts have the right to all ordinary dividends received by the Employee Trusts for the duration of the transaction (refer Item 5 “The Sasol Inzalo
Employee Trust and The Sasol Inzalo Management Trust”, page 136 of Form 20-F for the year ended 30 June 2009). The Employee Trusts have a right to receive 50% of the ordinary dividends paid on all Sasol ordinary shares held by the trusts.

Dividends received are recognised when the shareholder’s right to receive a dividend is established, normally when the dividend is declared by the Company. The trustees of the
Employee Trusts will simultaneously approve the distribution to the participants and the
Employee Trusts will recognise the dividends paid. On a consolidated basis, the Company only recognised that portion of the dividend paid to the participants of the Employee Trusts as the Employee Trusts are consolidated special purpose entities.

On resignation, within the first three years from the inception of the transaction, share rights granted will be forfeited. For each year thereafter, 10% of such share rights will be forfeited for each year or part thereof remaining until the end of the transaction period. On retirement, death or retrenchment the rights remain with the participant.

Participants who leave the employ of the Company during the term of the transaction by reason of dismissal forfeit all their rights to Sasol ordinary shares.

Forfeited rights to Sasol ordinary shares are allocated to new eligible Sasol employees.
Dividends relating to unallocated rights are not paid and are eliminated on consolidation.

We appreciate the Staff’s review of the Form 20-F for the year ended 30 June 2009. Should the Staff have any questions or require any additional information, please telephone the undersigned at +27-11-441-3435. My email address is christine.ramon@sasol.com.

Yours faithfully

/s/ Kandimathie Christine Ramon
Christine Ramon
Chief Financial Officer